Exhibit 99.1

Tiziana Life Sciences Announces Invitation for Podium Presentation of Research on Intranasal Anti-CD3 mAb in Intracerebral Hemorrhage at the Annual American Academy of Neurology Conference

●	Dr. Saef Izzy’s data shows one-month behavioral outcomes improvement in model of intracerebral hemorrhage (hemorrhagic stroke)

●	Modulation of neuroinflammation by inducing FoxP3+ Tregs appears to have beneficial effect in intracerebral hemorrhage

●	Tiziana actively exploring the clinical development of foralumab into human testing for hemorrhagic stroke

NEW YORK, April 04, 2023 -- Tiziana Life Sciences Ltd. (Nasdaq: TLSA) (“Tiziana” or the “Company”), a biotechnology company developing breakthrough immunomodulation therapies via novel routes of drug delivery, today announced that Dr. Saef Izzy will present pre-clinical data on the effects of intranasal anti-CD3 monoclonal antibody in an animal model of intracerebral hemorrhage (hemorrhagic stroke) on April 23, 2023, at 2:48 PM at Neurocritical Care Scientific Platform Session at the prestigious Annual American Academy of Neurology (AAN) conference in Boston, MA.

Saef Izzy, M.D., MBCHB., Neurocritical Care faculty at Brigham and Women’s Hospital, a founding member of Mass General Brigham healthcare system, and Assistant Professor of Neurology at Harvard Medical School, commented, “I am honored to have my research1 accepted as an oral presentation at the American Academy of Neurology annual conference. My exciting work on intranasal anti-CD3 monoclonal antibody in animal models of intracerebral hemorrhage and other acute brain injury models, show the importance of inducing regulatory T cells (Treg) in decreasing microglia activation, modulating neuroinflammatory response in the brain, and improving neurological recovery.”

Howard L. Weiner, M.D., Co-Director of the Ann Romney Center for Neurologic Diseases at Brigham and Women’s Hospital and Chairman of Tiziana’s Scientific Advisory Board, stated, “Saef’s research demonstrates that nasal anti-CD3 increased FoxP3+ Tregs and IL-10- producing FoxP3+ Tregs in the brain. This finding aligns with our previous work in other inflammatory neurological diseases such as multiple sclerosis.”

“Dr. Saef Izzy’s research demonstrates that intranasal foralumab, the first-ever fully human anti-CD3 monoclonal antibody, has the potential of treating a devastating condition where the vast majority of patents do not fully recover. The mechanism of action described in the recent PNAS2 article suggests that anti-CD3 neuroimmunomodulation effects Tregs which may lead to positive motor and cognitive outcomes”, stated Matthew W. Davis, M.D., RPh, Chief Medical Officer of Tiziana. “Based on Dr. Izzy’s research, we plan to explore further studies to develop intranasal foralumab for this devastating condition.”

[1]	https://index.mirasmart.com/aan2023/PDFfiles/AAN2023-004001.html
[2]	https://www.pnas.org/doi/10.1073/pnas.2220272120

Information About the AAN Presentation

Date	4/23/2023
Time	2:48 PM
Presentation (abstract) number	010
Webcast link (until May 14)	https://www.aan.com/MSA/Public/Events/AbstractDetails/52974

About Foralumab

Activated T cells play an important role in the inflammatory process. Foralumab, the only fully human anti-CD3 monoclonal antibody (mAb), binds to the T cell receptor and dampens inflammation by modulating T cell function, thereby suppressing effector features in multiple immune cell subsets. This effect has been demonstrated in patients with COVID and with multiple sclerosis, as well as in healthy normal subjects. Intranasal foralumab Phase 2 trials are expected to start in the third quarter of 2023 in patients with non-active SPMS. Immunomodulation by nasal anti-CD3 mAb represents a novel avenue for treatment of inflammatory human diseases.2

About Tiziana Life Sciences

Tiziana Life Sciences is a clinical-stage biopharmaceutical company developing breakthrough therapies using transformational drug delivery technologies to enable alternative routes of immunotherapy. Tiziana’s innovative nasal, oral and inhalation approaches in development have the potential to provide an improvement in efficacy as well as safety and tolerability compared to intravenous (IV) delivery. Tiziana’s lead candidate, intranasal foralumab, which is the only fully human anti-CD3 mAb, has demonstrated a favorable safety profile and clinical response in patients in studies to date. Tiziana’s technology for alternative routes of immunotherapy has been patented with several applications pending and is expected to allow for broad pipeline applications.

For further inquiries:

Tiziana Life Sciences Ltd

Paul Spencer, Business Development and Investor Relations
+44 (0) 207 495 2379
email: info@tizianalifesciences.com

Investors:
Irina Koffler
LifeSci Advisors, LLC
646.970.4681
ikoffler@lifesciadvisors.com